Exhibit 99.4

Advisors relied upon in the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008

Exhibit No.	Name of advisor	Nature of professional advice	Reference to the consolidated financial statements
99.5	Colliers International	Valuation of Radisson Blu Hotel and Centre Ville Apart Hotel in Bucharest, Hungary as of December 31, 2010	Note 15 (i)
99.6	SHM Smith Hodgkinson (Romania) srl	Valuation dated February 1, 2010 of Radisson Hotel Complex Bucharest of SC Bucuresti Turism SA as of December 31, 2009	Note 15 (i)
99.7	Financial Immunities Ltd.	Valuation of Interest Rate Swap Transaction (IRS) of Plaza Centers N.V. ("PC") in respect of Series A Debentures as of December 31, 2008	Notes 2 AF. (1) f. and 9 A. (iv)
99.8	Financial Immunities Ltd.	Valuation of Interest Rate Swap Transaction (IRS) of PC in respect of Series B Debentures as of December 31, 2010, 2009 and 2008	Notes 2 AF. (1) f. and 9 A. (iv)
99.9	Financial Immunities Ltd.	Valuation of Series A Debentures of PC as of December 31, 2008	Notes 2 AF. (1) e. and 19 F.
99.10	Financial Immunities Ltd.	Valuation of Series B Debentures of PC as of December 31, 2008	Notes 2 AF. (1) e. and 19F.
99.11	Financial Immunities Dealing Room Ltd.	Valuation of options granted by PC on November 24, 2009, March 23, 2010 , May 25, 2010 , August 23, 2010 and November 18, 2010 under the framework of ESOP 2008	Note 25 B.
99.12	BDO Ziv Haft Consulting and Management Ltd.	Valuation of options granted by PC under ESOP 2008 during the years ended December 31, 2008 and valuation of options granted on March 26, 2009 and May 26, 2009	Note 25 B.
99.13	Financial Immunities Dealing Room Ltd.	Valuation of options granted by PC to the Company's Vice Chairman of the Board in respect of PC's operations in India as of December 31, 2010 and December 31, 2009	Note 25 B.
99.14	BDO Ziv Haft Consulting and Management Ltd.	Valuation of options granted by PC to the Company's Vice Chairman of the Board in respect of PC's operations in India as of December 31, 2008	Note 25 B.
99.15	Giza Zinger Even	Valuation of embedded derivative included in a loan agreement as of December 31, 2009	Notes 2 AF. (1) e. and note 20 A.(iii)
99.16	BDO Ziv Haft Consulting and Management Ltd.	Valuation of embedded derivative included in a loan agreement as of December 31, 2008	Notes 2 AF. (1) e. and Note 20A.(iii)
99.17	Giza Zinger Even	Valuation of Series A and Series B Debentures of PC as of December 31, 2008	Notes 2 AF. (1) e. and 19 F.
99.18	Giza Zinger Even	Study in respect of Tradability of PC Debentures and Significance of Market Price as of December 31, 2008	Notes 2 AF. (1) e. and 19 F.
99.19	Giza Zinger Even	Valuations of options granted by the Company during the year ended December 31, 2010, 2009 and 2008 under the Company 2006 and 2008 Option Plan	Note 25 A.
99.20	Tavor Economic Consultants Ltd.	Valuation of Series A and Series B Debentures of PC as of December 31, 2008	Notes 2 AF. (1) e. and 19 F.
99.21	King Sturge Kft	Valuation of certain trading property of PC as of December 31, 2010 and 2009	Notes 2 AF. (1) a and 8 H.
99.22	Giza Zinger Even	Valuation of Series I Convertible Debentures	Note 19 G.
99.23	Giza Zinger Even	Fair value estimation of financial instrument given to the Company and by the Company to Park Plaza London, as of December 31, 2010	Note 9 (IV).
99.24	Giza Zinger Even	Valuation of certain acquired intangible and tangible assets of EDT Retail Trust, as of June 18, 2010	Note 3.